UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
29 January 2026
Commission File number 001-15246
LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)
33 Old Broad Street
London
EC2N 1HZ
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1)
________.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7)
________.
This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File
No. 333-287829) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

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RISK FACTORS
Set out below is a summary of certain risk factors which could affect Lloyds Banking Group plc (the “Company”)
and its subsidiary and associated undertakings’ (together with the Company, the “Group”) future results and prospects and may cause them to differ from expected results materially. The factors discussed below should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties that the Group’s businesses face.
Economic and financial risks
1.The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally
The Group’s businesses are subject to inherent and indirect risks arising from general and sector-specific economic conditions in the markets in which it operates. The Group is particularly exposed to economic conditions in the UK, where the Group’s earnings are predominantly generated and its operations are concentrated, but it also has some credit exposure in countries outside the UK, and UK economic conditions are themselves heavily influenced by developments elsewhere in the global economy.
Economic risks
Weak or unstable economic conditions in the UK or globally can create a challenging operating environment for the
Group, manifested through developments such as reduced economic activity, increased unemployment, reduced personal income levels, increased cost of living, over-indebtedness and reduced corporate profitability. Such conditions can reduce borrowers’ ability to repay loans including by increasing corporate, small and medium-sized enterprises (“SME”) or personal insolvency rates, can increase tenant and other types of defaults, and raise realised losses on defaulting loans by decreasing property prices or the value of other collateral held as security. Moreover, divergence in economic performance between countries and regions could induce fluctuations in commodity prices and changes in foreign exchange rates.
Recent years have demonstrated the vulnerability of a highly interlinked global economy. The COVID-19 pandemic triggered disruption to global supply chains at a scale not previously experienced whilst the Russian invasion of
Ukraine triggered a large rise in European energy prices. Recent changes in global tariff policies could slow growth and disrupt supply chains through higher import costs and uncertainty. Other unexpected global developments could have similar consequences. Contagion of country or region-specific developments could spread quickly through financial markets which may have negative global economic impacts. Monetary policy has not yet succeeded in returning inflation back to target levels in many jurisdictions, creating elevated uncertainty for the future path of global interest rates and the stability of economic growth – keeping policy too tight for too long could prompt a slide into recession; loosening too quickly could re-ignite inflation pressures and require renewed policy tightening, again resulting in recession.
High levels of government debt across the advanced economies combined with fiscal spending pressures from ageing populations, climate change and security concerns raise risks of economic instability through periods of investor concern over debt sustainability. This could trigger surges in market interest rates and/or sudden reduction in government spending plans. Such developments could be transmitted across jurisdictions.
Many asset prices have so far proved more resilient than expected to the rise in interest rates that has occurred over the past three years. The stretched valuations of some asset prices increase the risk of a correction. Valuations could weaken significantly, including if interest rates do not fall back as markets currently expect or growth expectations are not met. Levels of valuations can feed back to changes in credit standards in both directions.
Conversely, if interest rates continue to lower, the Group may face reduced income.
Geopolitical risks
Political and geopolitical developments could also affect the wider economic environment, as well as the financial condition of the Group’s customers, clients and counterparties, including governments and other financial institutions. Any resulting adverse changes affecting the economies of the countries in which the Group has significant direct and indirect credit exposures could have a material adverse effect on the Group’s results of operations, financial condition or prospects.

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The Group is also subject to risks from the domestic political sphere, including changes to public spending and fiscal policy. The UK experiences inequalities across incomes and regions, and although political intentions are to reduce such inequalities the implications for the Group’s customers, financial condition and prospects are unclear due to the potential for unintended consequences of policy changes.
Geopolitical developments have the potential to accentuate the key economic risks in the current economic conjuncture, or to act as the trigger that upsets the finely balanced position of the global economic cycle. In particular, crystallisation of some geopolitical risks might be expected to simultaneously worsen the outlook for economic activity while adding to inflationary pressure through their impacts on commodity and energy markets and global supply chains. Such developments would mirror the twin supply-side shocks that emerged in the aftermath of the COVID-19 pandemic and Russia’s invasion of Ukraine and complicate the task of calibrating an appropriate setting of monetary policy.
Pertinent geopolitical risks include, but are not limited to, any wider global implications of the US intervention within Venezuela or any other territories; an escalation of conflicts in the Middle East – most impactful for the global economy if energy supply from the region becomes significantly disrupted; a further escalation of Russia’s war in Ukraine to a wider conflict; further deterioration in the relationship between the US and China and the potential for conflict in Taiwan; strains in the relations between the US and other countries as a result of tariffs or other changes in economic policy and more gradually, increasing barriers to free trade and diversity of supply chains as a result of inter-bloc economic competition and efforts to re-shore strategic production. Acts of terrorism or war are ever-present risks, and may increasingly take the form of cyber attacks, either state-sponsored or not.
Other risks
Outside of the standard economic and financial risks, and the implications of geopolitical developments, the
Group faces a large number of other risks which may have broader economic and financial consequences. Any and all such events described herewith could have a material adverse effect on the Group’s business, financial condition, results of operations, prospects, liquidity, capital position and credit ratings (including potential changes of outlooks or ratings), as well as on its customers, borrowers, counterparties, employees and suppliers.
Pertinent risks include, but are not confined to, risks relating to climate change, epidemiological and health-related developments, technological disruptions, artificial intelligence (“AI”) including its wider adoption and a sharp decrease of the value of firms developing this technology due to a potential “AI bubble” burst, the impact of cyber attacks on systems affecting the Group’s ability to meet consumer needs, and disruption to critical UK infrastructure.
Any of the above risks could have a material adverse effect on the results of operations, financial condition or prospects of the Group.
2.The Group’s businesses are subject to inherent and perceived risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or access to wholesale funding markets becomes more limited
Liquidity and funding continues to remain a key area of focus for the Group and the industry as a whole. Like all major banks, the Group is dependent on confidence in the short and long-term wholesale funding markets and the
Group’s ability to access those markets. The Group relies on customer savings and transmission balances, as well as ongoing access to the global wholesale funding markets to meet its funding needs. The ability of the Group to gain access to wholesale and retail funding sources on satisfactory economic terms depends on, amongst other things, continued confidence in the Group’s soundness and market reputation, and is subject to a number of factors
(including those outside its control), such as liquidity constraints, general market conditions, regulatory requirements, the encouraged or mandated repatriation of deposits by foreign wholesale or central bank depositors and the level of confidence in the UK banking system.
The Group’s profitability or solvency could be adversely affected if access to liquidity and funding is constrained, made more expensive for a prolonged period of time or if the Group experiences an unusually high and unforeseen level of withdrawals. In such circumstances, the Group may not be in a position to continue to operate or meet its regulatory minimum liquidity requirements without additional funding support, which it may be unable to access
(including government and central bank facilities).

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The Group is also subject to the risk of deterioration of the commercial soundness and/or perceived soundness of other financial services institutions within and outside the UK. Financial services institutions that deal with each other are interrelated as a result of trading, investment, clearing, counterparty and other relationships. This presents systemic risk, as was seen during the failures of Silicon Valley Bank and Credit Suisse in 2023, and may
adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges with which the Group interacts on a daily basis, any of which could have a material adverse effect on the Group’s ability to raise new funding. A default by, or even concerns about the financial resilience of, one or more financial services institutions could lead to further significant systemic liquidity problems, or losses or defaults by other financial institutions, which could have a material adverse effect on the Group’s results of operations, financial condition or prospects.
Corporate and institutional counterparties may also seek to reduce aggregate credit exposures to the Group (or to all banks) which could increase the Group’s cost of funding and limit its access to liquidity. The funding structure employed by the Group may also prove to be inefficient, thus giving rise to a level of funding cost where the cumulative costs are not sustainable over the longer term.
In addition, medium-term growth in the Group’s lending activities will rely, in part, on the availability of retail deposit funding on appropriate terms, which is dependent on a variety of factors outside the Group’s control, such as general macroeconomic conditions and market volatility, the confidence of retail depositors in the economy, the financial services industry and the Group, as well as the availability and extent of deposit guarantees. Increases in the cost of retail deposit funding will impact on the Group’s margins and affect profit, and a lack of availability of retail deposit funding could have a material adverse effect on its future growth. Any loss in consumer confidence in the Group could significantly increase the amount of retail deposit withdrawals in a short period of time. See
“Economic and Financial Risks – The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally”.
The Group makes use of central bank funding schemes such as the Bank of England’s (“BoE”) Term Funding Scheme with additional incentives for SMEs (the “TFSME”). Following the closure of this scheme in 2021, the Group has replaced a portion of this funding which matured in the fourth quarter of 2025. The Group will have to replace outstanding drawings in 2027 and beyond. If the wholesale funding markets were to suffer stress or central bank provision of liquidity to the financial markets is abruptly curtailed, or the Group’s credit ratings are downgraded or its access to markets is constrained, it is possible that wholesale funding will be more expensive or prove more difficult to obtain.
Any of the refinancing or liquidity risks mentioned above, in isolation or in concert, could have a material adverse effect on the Group’s results of operations and its ability to meet its financial obligations as they fall due. For further information on how regulation may impact the Group’s liquidity and funding, see “Regulatory and Legal
Risks”.
3.A reduction in the Group’s credit rating(s) could materially adversely affect the Group’s results of operations, financial condition or prospects
Rating agencies regularly evaluate entities within the Group including the Company, and their ratings of debt are based on a number of factors which can change over time, including the Group’s financial strength as well as factors not entirely within its control, such as conditions affecting the financial services industry generally, and the legal and regulatory frameworks affecting its legal structure, business activities and the rights of its creditors. In light of the difficulties in the financial services industry and the financial markets, there can be no assurance that entities within the Group or the Company will maintain their current rating(s). The credit rating agencies may also revise the ratings methodologies applicable to issuers within a particular industry or political or economic region. If credit rating agencies perceive there to be adverse changes in the factors affecting an issuer’s credit rating, including by virtue of change to applicable ratings methodologies, the credit rating agencies may downgrade, suspend or withdraw the ratings assigned to an issuer and/or its securities. A downgrade of an entity of the Group may materially adversely affect the other individual Group entities, including the Company. Downgrades of the
Group’s entities’ credit rating(s) could lead to additional collateral posting and cash outflow, significantly increase its borrowing costs, limit its issuance capacity in the capital markets and weaken the Group’s competitive position in certain markets.

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4.The Group’s businesses are inherently subject to the risk of market fluctuations, which could have a material adverse effect on the results of operations, financial condition or prospects of the Group
The Group’s businesses are inherently subject to risks in financial markets including changes in, and increased volatility of, interest rates, inflation rates, credit spreads, foreign exchange rates, commodity, equity, bond and property prices and the risk that its customers act in a manner which is inconsistent with the Group’s business, pricing and hedging assumptions. Movements in these markets will continue to have a significant adverse or positive impact on the Group in a number of key areas.
In addition, the Group’s banking and trading activities are also subject to market movements. For example, changes in interest rate levels, yield curves and spreads affect the interest rate margin realised between lending and borrowing costs. The potential for future volatility and margin changes remains. As a result of competitive pressures in the market for loans and deposits, the Group may be restricted in its ability to change interest rates applying to customers in response to changes in official and market rates resulting in reduced margins.
Changes in foreign exchange rates, including with respect to the US dollar and the Euro, may also have a material adverse effect on the Group’s financial position and/or forecasted earnings. Please also see “Economic and
Financial Risks – The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally” and
“Economic and Financial Risks – The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group’s balance sheet”.
5.Market conditions have resulted, and are expected to result in the future, in material changes to the estimated fair values of financial assets of the Group, including negative fair value adjustments
The Group has exposures to securities, derivatives and other investments, including asset-backed securities, structured investments and private equity investments that are recorded by the Group at fair value, which may be subject to further negative fair value adjustments in view of the volatile global markets and challenging economic environment.
In volatile markets, hedging and other risk management strategies (including collateralisation and the purchase of credit default swaps) may not be as effective as they are in normal market conditions, due in part to the decreasing credit quality of hedge counterparties, and general illiquidity in the markets within which transactions are executed.
In circumstances where fair values are determined using financial valuation models, the Group’s valuation methodologies may require it to make assumptions, judgements and estimates in order to establish fair value.
These valuation models are complex, and the assumptions used are difficult to make and are inherently uncertain.
This uncertainty may be amplified during periods of market volatility and illiquidity. Any consequential impairments, write-downs or adjustments could have a material adverse effect on the Group’s results of operations, capital ratios, financial condition or prospects.
Any of these factors could cause the value ultimately realised by the Group for its securities and other investments to be lower than their current fair value or require the Group to record further negative fair value adjustments, which may have a material adverse effect on its results of operations, financial condition or prospects. Please also see “Economic and Financial Risks – The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally” and
“Economic and Financial Risks – The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group’s balance sheet”.
6.The Group’s businesses are subject to inherent risks concerning borrower and counterparty credit quality which have affected and may adversely impact the recoverability and value of assets on the Group’s balance sheet
The Group has exposures to many different products, counterparties, obligors and other contractual relationships and the credit quality of its exposures can have a significant impact on its earnings. Credit risk exposures are categorised as either “retail” or “corporate” and reflect the risks inherent in the Group’s lending and lending-related activities and its insurance business primarily in respect of investment holdings and exposures to reinsurers.

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Lending decisions, and decisions related to other exposures (including, but not limited to, undrawn commitments, derivative, equity, contingent and/or settlement risks), are dependent on the Group’s assessment of each customer’s ability to repay and the value of any underlying security. Such assessments may also take into account future forecasts, which may be less reliable due to the uncertainty of their accuracy and probability. There is an inherent risk that the Group has incorrectly assessed the credit quality and/or the ability or willingness of borrowers to repay, possibly as a result of incomplete or inaccurate disclosure by those borrowers or as a result of the inherent uncertainty that is involved in the exercise of constructing and using models to estimate the risk of lending to counterparties. Risks to the Group may be exacerbated by the concentration of exposures in some areas, where a significant proportion of its business activities relate to a single obligor, related/connected group of obligors or a similar type of customer (borrower, sovereign, financial institution or central counterparty), product, industrial sector or geographic location, including the UK.
Adverse changes in the credit quality of the Group’s UK and/or international borrowers and counterparties or collateral held in support of exposures, or in their behaviour or businesses, may reduce the value of the Group’s assets and materially increase its write-downs and allowances for impairment losses. Credit risk can be affected by a range of factors outside the Group’s control, which include but are not limited to an adverse economic environment (please see “The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally”) and an increase in credit spreads, reduced physical and financial asset values, changes in foreign exchange rates or interest rates, changes in consumer and customer demands and requirements, changes in the credit rating of individual counterparties, changes to insolvency regimes which make it harder to enforce against counterparties, counterparty challenges to the interpretation or validity of contractual arrangements, negative reputational impact or direct campaigns which adversely impact customers, industries or sectors and any external factors of a political, legislative, environmental or regulatory nature, including changes in accounting rules and changes to tax legislation and rates.
The Group’s credit exposure includes both unsecured and secured exposures. The importance of residential mortgage lending (in the UK and, to a lesser extent, the Netherlands) and commercial real estate lending, gives the
Group significant exposure to impacts of changes in property values. Any significant fall in prices, and reduced rental payments and/or increases in tenant defaults alongside, would lead to higher impairment charges which could materially affect the Group’s overall results of operations, financial condition or prospects. Elevated interest rates since 2021 have raised the risk of such price declines. Changes in property taxation may also impact valuations. ‘Payment shock’ for mortgage customers refinancing from fixed rate mortgages taken out prior to 2022 could prompt some of these borrowers to default or down-size, increasing the supply of property for sale and putting downward pressure on prices.
The level of interest rates affects affordability of all household borrowing, including mortgages and other consumer borrowing (e.g. credit cards or unsecured personal loans), and could lead to an increase in delinquencies, defaults and higher impairment charges on both secured and unsecured retail exposures.
The Group also has exposure to vehicle prices through its vehicle financing subsidiaries. Vehicle prices can be volatile, as seen in recent years. Any significant deterioration in used vehicle prices can have a large negative impact on the profitability of existing vehicle finance contracts. In addition, the transition of the motor sector from vehicles with internal combustion engines to electric vehicles may result in an increased imbalance of supply vs demand of second hand vehicles which could push down average vehicle prices, resulting in increased provisions, losses and accelerated depreciation charges. Government policy may also impact consumer demand for electric vehicles leading to additional price volatility.
The Group’s corporate lending portfolio contains substantial exposure to large and mid-sized, public and private companies. These exposures are subject to credit risk driven by economic, geopolitical and other risks (please see
“Economic and Financial Risks – The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally”).
Risks may come from changes in customers’ revenues or costs driven by pressures from their own customers or suppliers, or may come from customers’ own financial robustness including exposure to changes in interest rates or foreign exchange rates. Where debt levels are high or debt payments high relative to revenues, customers are subject to refinancing risk; despite interest rates beginning to lower, the risk remains elevated following large interest rates rises since 2021. Companies have experienced unusually large increases in costs (staff, energy, national insurance and raw materials) in recent years, and not all has been passed on in pricing, leaving average profitability lower than usual and increasing credit risk.

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Providing support to customers under the COVID-19 government schemes meant that the Group extended its lending risk appetite in line with the various scheme guidelines at the time, guaranteed by the UK Government or by the BoE, as applicable, in respect of the schemes. This may lead to additional losses should the lending process be deemed non-compliant with the guidelines, which could lead to the Group not being able to enforce the guarantee. These schemes (Bounce Back Loans Scheme (“BBLS”), Coronavirus Business Interruption Loan Scheme
(“CBILS”) and Coronavirus Large Business Interruption Loan Scheme (“CLBILS”)) closed to new applications on 31
March 2021.
Repayments on government lending scheme loans commenced from the second quarter of 2021. However, BBLS benefits from Pay As You Grow options which may materially delay repayments through, for example, extended payment holidays, and have the potential to delay recognition of customer financial difficulties.
The Group has significant credit exposure to certain individual counterparties in higher risk and cyclical asset classes and sectors. The Group’s corporate and financial institution clients and portfolios are also susceptible to an increased probability of significant default following material unexpected events, resulting in the potential for large losses. As in the UK, the Group’s lending business overseas is also exposed to a small number of long-term customer relationships and these single name concentrations place the Group at risk of increased loss should default occur.
In addition, climate change and transition targets are likely to have a significant impact on many of the Group’s customers, as well as on various industry sectors that the Group operates in. There is a risk that borrower and counterparty credit quality and collateral/asset valuations could be adversely affected as a result of these changes.
See also “Business and Operational Risks – The Group is subject to the financial and non-financial risks related with
ESG matters, for example, climate change and human rights issues”.
Financial institutions and financial markets
Any disruption to the liquidity or transparency of the financial markets may result in the Group’s inability to sell or syndicate securities, loans or other instruments or positions held (including through underwriting), thereby leading to concentrations in these positions. These positions and concentrations could expose the Group to losses or increased losses if the mark-to-market value of the securities, loans or other instruments or positions declines causing the Group to take write-downs. Moreover, the inability to reduce the Group’s positions not only increases the market and credit risks associated with such positions, but also increases the level of risk-weighted assets on the Group’s balance sheet, thereby increasing its capital requirements and funding costs, all of which could materially adversely affect the Group’s results of operations, financial condition or prospects. Financial markets turbulence could result in reductions in the value of financial collateral, requiring counterparties to post additional funds. Instances where counterparties are unable to meet these margin calls, whether due to operational issues, failure of the Group’s counterparties receiving funds expected from their own counterparties or a lack of borrower liquidity, could place the Group at risk of loss should default occur.
The highly interconnected nature of the financial services ecosystem exposes the Group to a heightened level of contagion and systemic risk. Despite the diversified range of products and services offered by the Group (across a range of sectors and geographies), the underlying commonalities in exposures can lead to unexpected levels of concentration and correlation risk once aggregated across clients and sectors. For example, this may include: (i)
similarities in security to support lending and trading activity; (ii) common use of, and exposure to, core financial services infrastructure (such as custodians, clearing houses and payment banks); and (iii) underlying exposures being governed by the same regulation. Although the exposure to certain risk types, including but not limited to credit, will vary across different areas of the Group, this interconnectedness results in a higher propensity for risk transfer, both internally and across the wider financial services sector, meaning the financial quantification of risk is difficult. The shadow banking sector (including private credit), which is the provision of credit intermediation to borrowers by institutions which are not formally regulated as banks, has grown significantly in recent years, and now represents a significant proportion of the global financial system, giving rise to indirect risks across the financial system, through interconnectedness and asset price volatility. Whilst the Group monitors and controls direct exposure to the shadow banking sectors, the Group remains at risk from direct and indirect risks, which could materially increase its write-downs and allowances for impairment losses. Please also see “Economic and
Financial Risks – The Group’s businesses are subject to inherent and indirect risks arising from general macroeconomic conditions in the UK in particular, but also in the Eurozone, the US, Asia and globally”.

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7.The Group’s insurance business and defined benefit pension schemes are subject to insurance and market risks
The insurance business of the Group is exposed indirectly to equity and credit markets through the value of future management charges on policyholder funds. Credit default spread risk and interest rate risk within the insurance business primarily arises from bonds and loans used to back annuities. Inflation risk arises from inflation linked policyholder benefits and future expenses.
The insurance business of the Group is exposed to short-term and longer-term variability arising from uncertain longevity due to the annuity portfolios. The Group’s defined benefit pension schemes are also exposed to longevity risk. Increases in life expectancy (longevity) beyond current allowances will increase the cost of annuities and pension scheme benefits. Adverse market movements may also have an adverse effect upon the financial condition of the defined benefit pension schemes of the Group which could, in turn, potentially have a material adverse effect on the results of operations, financial condition or prospects of the Group. Scheme assets are invested in a diversified portfolio of debt securities, equities and other return-seeking assets. If the assets underperform the discount rate used to calculate the defined benefit obligation, this will reduce the surplus or increase the deficit.
Customer behaviour in the insurance business may result in increased cancellations or ceasing of contributions at a rate in excess of business assumptions. Consequent reduction in policy persistency and fee income would have an adverse impact upon the profitability of the insurance business of the Group.
The insurance business of the Group is also exposed to the risk of uncertain insurance claim rates. For example, extreme weather conditions can result in high property damage claims and higher levels of theft can increase claims on home insurance. These claims rates may differ from business assumptions and adversely affect the
Group’s financial condition and results of operations. The insurance business is exposed to other risks including expense risk and to a lesser extent mortality and morbidity risks.
Adverse developments in any of these factors could adversely affect the Group’s financial condition, results of operations or prospects.
8.The Group may be required to record Credit Value Adjustments, Funding Value Adjustments and Debit
Value Adjustments on its derivative portfolio, which could have a material adverse effect on its results of operations, financial condition or prospects
The Group seeks to limit and manage counterparty credit risk exposure to market counterparties. Credit Value
Adjustment (“CVA”) and Funding Value Adjustment (“FVA”) reserves are held against uncollateralised derivative exposures and a risk management framework is in place to mitigate the impact on income of reserve value changes. CVA is an expected loss calculation that incorporates current market factors including counterparty credit spreads. FVA reserves are held to capitalise the cost of funding uncollateralised derivative exposures. The
Group also calculates a Debit Value Adjustment to reflect own credit spread risk as part of the fair value of derivative liabilities.
Deterioration in the creditworthiness of financial counterparties, or large adverse financial market movements could impact the size of CVA and FVA reserves and result in a material charge to the Group’s profit and loss account which could have a material adverse effect on its results of operations, financial condition or prospects.
Regulatory and legal risks
1.The Group and its businesses are subject to substantial regulation and oversight. Adverse legal or regulatory developments could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects
The Group and its businesses are subject to legislation, laws, regulation, court proceedings, policies and voluntary codes of practice in the UK, the EU, the US and the other markets in which it operates. Adverse legal or regulatory developments could have a material adverse effect on the Group’s business, results of operations, financial condition or prospects including from events which are beyond its control, such as:
(i)external bodies applying or interpreting standards, laws, regulations or contracts differently to the Group;
(ii)changes to the prudential or wider regulatory environment;
(iii)changes in competitive and pricing environments, including markets investigations, or one or more of the
Group’s regulators intervening to mandate the pricing of the Group’s products as a consumer protection measure;

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(iv)one or more of the Group’s regulators intervening to prevent or delay the launch of a product or service, or prohibiting an existing product or service or otherwise intervening to change the way in which a product or service is marketed, sold or operated;
(v)further requirements relating to financial or non-financial reporting, corporate governance, corporate structure and conduct of business and employee compensation;
(vi)expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership;
(vii)changes to regulation and legislation relating to economic and trading sanctions, money laundering and terrorist financing;
(viii)developments in the international or national legal environment resulting in regulation, legislation and/or litigation targeting entities such as the Group for investing in, or lending to, organisations deemed to be responsible for, or contributing to, climate change;
(ix)legal or regulatory changes which influence business strategy, particularly the rate of growth of the business, or which impose conditions on the sales and servicing of products which have the effect of making such products unprofitable or unattractive to sell; and
(x)rapid development of financial services technologies and digital assets is likely to have commensurate impact on the pace of regulatory change.
These laws and regulations include increased regulatory oversight, particularly in respect of conduct issues, data protection, product governance and prudential regulatory developments, including ring-fencing.
Unfavourable developments across any of these areas, both in and outside the UK, including as a result of the factors above, could materially affect the Group’s access to markets or ability to maintain appropriate liquidity or capital, increase its funding costs, constrain the operation of its business and/or have a material adverse effect on its business, results of operations, financial condition or prospects.
2.The financial impact of legal or other proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances
Where provisions have already been taken in published financial statements of the Group or results announcements for ongoing legal or regulatory matters, these have been recognised, in accordance with IAS 37
(“Provisions, Contingent Liabilities and Contingent Assets”) (“IAS 37”), as the best estimate of the expenditure required to settle the obligation as at the reporting date. Such estimates are inherently uncertain, and it is possible that the eventual outcomes may differ materially from current estimates, resulting in future increases or decreases to the required provisions, or actual losses that exceed or fall short of the provisions taken.
Provisions have not been taken where no obligation (as defined in IAS 37) has been established, whether associated with a known or potential future litigation or regulatory matter. Accordingly, an adverse decision in any such matters could result in significant losses to the Group which have not been provided for.
The Group is exposed to a number of complaints, including certain complaints referred to the Financial
Ombudsman Service, that could develop into matters that may require redress and result in significant losses for the Group. Such losses could have an adverse impact on the Group’s financial condition and operations.

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The Group recognised a further £800 million provision in the third quarter of 2025 following the FCA’s announcement in October 2025 that it intends to implement a motor finance commission redress scheme. As at 31
December 2025, the total provision recognised is £1,950 million. The Supreme Court judgment in Johnson v
FirstRand Bank Limited in August 2025 found that there was an unfair relationship under s.140A of the Consumer
Credit Act (CCA). Following the Supreme Court judgment, the FCA published Consultation Paper CP25/27 in
October 2025 setting out detailed proposals for a scheme (including their proposed basis) to redress unfair customer relationships. The increased provision reflects the increased likelihood of a higher number of scheme cases (i.e. discretionary commission arrangements, commercial tie or high commission arrangements) being eligible for redress, including those dating back to 2007 and also the likelihood of a higher level of redress than anticipated in the previous scenario-based provision; the FCA's proposed redress calculation approach is less closely linked to customer loss than previously anticipated. The Group has made representations to the FCA on a number of aspects of the proposed scheme. On 3 December 2025, the FCA announced that the pause on motor finance complaints handling would be lifted on 31 May 2026 for complaints made in relation to the subject matter of the scheme, and that this timeline may be superseded in due course by the operational timetable to be set out in the final scheme rules. The FCA also lifted the pause on handling motor finance complaints in respect of leasing products on 5 December 2025. The Group continues to receive new complaints as well as claims in the County
Courts in respect of motor finance commissions. A large number of those claims have been stayed, as has a claim in the Competition Appeal Tribunal. In April 2026, the Court of Appeal is expected to consider whether, in the context of motor finance claims, it is possible for multiple unfair relationship claims to be dealt with via one omnibus claim form. In establishing the provision estimate, the Group has considered the potential impact of the
FCA’s proposed redress scheme, as well as a number of possible modifications to the scheme which might arise as a result of the consultation. The Group will continue to assess developments and potential impacts following the announcement by the FCA of the final scheme rules, which are expected by the end of March 2026. The ultimate financial impact will be determined by a number of factors still to be resolved, in particular the final scheme rules, customer response rates, scheme operating costs, any further interventions and any broader implications of legal proceedings and complaints. Given the significant level of uncertainty in terms of the final outcome, the ultimate financial impact could materially differ from the amount provided. The total £1,950 million provision represents the Group’s current best estimate of the potential impact of the motor finance issue.
In 2017, the Financial Conduct Authority (“FCA”) introduced a cut-off date of 29 August 2019 for customer PPI complaints. The courts are not bound by the FCA’s complaints deadline. Customers therefore continue to bring litigation claims beyond the FCA’s deadline for complaints, which could have a material adverse effect on the
Group’s reputation, business, financial condition, results of operations and prospects. The Group continues to challenge PPI litigation cases, with mainly operational costs and legal fees associated with litigation activity recognised within regulatory and legal provisions.
Also, climate and sustainability-related disclosures are a rapidly evolving area and increasingly expose the Group to risk in the face of legal and regulatory expectations, regulatory enforcement and class action risk. The Group in the
UK and elsewhere is increasingly becoming subject to more extensive climate and sustainability-related legal and regulatory requirements. In the UK, these include mandatory requirements by the FCA and under the Companies
Act 2006 to make climate-related disclosures consistent with the recommendations of the Task Force on Climate related Financial Disclosures (“TCFD”). In addition, the UK government has announced plans to establish a framework to assess the suitability of the UK-endorsed International Sustainability Standards Board (“ISSB”)
standards IFRS S1 and IFRS S2 for endorsement in the UK. If this assessment process concludes with an affirmative endorsement decision, it would result in the creation of the first two UK Sustainability Reporting Standards
(“SRS”). The UK government consulted on the exposure drafts of UK SRS from June 2025 until September 2025.
These standards will form part of a wider Sustainability Disclosure Reporting framework led by HM Treasury.
Further regulatory requirements may emerge as part of the developing UK and European sustainability-related disclosure requirements. In some jurisdictions, particularly the United States, regulatory and enforcement activity around climate and sustainability initiatives is becoming increasingly politicised. This has resulted in a polarisation between promoting more extensive climate and sustainability-related requirements, and challenging climate, nature and sustainability-related initiatives on the basis of allegations that they could breach applicable laws. At the same time, the Group’s stakeholders may hold differing views on ESG matters more generally, potentially generating negative attention in traditional and social media, and the Group may potentially be subject to conflicting supervisory directives, as certain US and non-US authorities prioritise ESG-related issues while US
Congress and some US states pursue opposing priorities. These potentially conflicting dynamics may lead to investor pressure, reputational impacts, misperceptions of the Group’s ESG practices and regulatory procedures.

Page 10 of 23
The current and expected regulatory developments in climate and sustainability-related disclosures further expose the Group to reputational, regulatory enforcement and class action risk.
Further, no assurance can be given that the Group will not incur liability in connection with any past, current or future non-compliance with legislation or regulation, and any such non-compliance could be significant and materially adversely affect its reputation, business, financial condition, results of operations and prospects.
3.The Group faces risks associated with its compliance with a wide range of laws and regulations
The Group is exposed to risk associated with compliance with laws and regulations, including:
(i)certain aspects of the Group’s activities and business may be determined by the relevant authorities, the
Financial Ombudsman Service, regulatory bodies or the courts to not have been conducted in accordance with applicable laws or regulations;
(ii)the possibility of alleged mis-selling of financial products or the mishandling of complaints related to the sale of such products by or attributed to a member of the Group, resulting in disciplinary action or requirements to amend sales processes, withdraw products, or provide restitution to affected customers, all of which may require additional provisions and significant time and attention;
(iii)risks relating to compliance with, or enforcement actions in respect of, existing and/or new regulatory or reporting requirements, including as a result of a change in focus of regulation or a transfer of responsibility for regulating certain aspects of the Group’s activities and business to other regulatory bodies;
(iv)risks relating to failure to assess the resilience of banks to potential adverse economic or financial developments including implication from regulatory stress test results;
(v)contractual and other obligations may either not be enforceable as intended or may be enforced against the
Group in an adverse way;
(vi)the intellectual property of the Group (such as trade names) may not be adequately protected;
(vii)the Group may be liable for damages to third parties harmed by the conduct of its business; and
(viii)the risk of regulatory proceedings, enforcement actions and/or private litigation, arising out of regulatory investigations or otherwise (brought by individuals or groups of plaintiffs) in the UK and other jurisdictions.
Regulatory and legal actions pose a number of risks to the Group, including substantial monetary damages or fines, the amounts of which are difficult to predict and may exceed the amount of provisions set aside to cover such risks. See “Regulatory and Legal Risks – The financial impact of legal or other proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances”. In addition, the Group may be subject, including as a result of regulatory actions, to other penalties and injunctive relief, civil or private litigation arising out of a regulatory investigation or otherwise, the potential for criminal prosecution in certain circumstances and regulatory restrictions on the Group’s business, including the potential requirement to hold additional capital. These potential outcomes can have a negative effect on the Group’s reputation as well as taking a significant amount of management time and resources away from the implementation of its strategy.
The Group may settle litigation or regulatory proceedings prior to a final judgment or determination of liability to avoid the cost, management efforts or negative business, regulatory or reputational consequences of continuing to contest liability, even when the Group believes that it has no liability or when the potential consequences of failing to prevail would be disproportionate to the costs of settlement. Furthermore, the Group may, for similar reasons, reimburse counterparties for their losses even in situations where the Group does not believe that it is legally compelled to do so. Failure to manage these risks adequately could materially affect the Group, both financially and reputationally.
Regulatory divergence, including for example with respect to Payment Service Regulations, Consumer Credit
Directive, General Data Protection Regulations, Edinburgh Reforms, as a consequence of the UK’s exit from the EU and developments in both the UK and the EU, and Financial Services Growth and Competitiveness Strategy, is
likely to result in increased compliance costs on the Group and potential barriers to cross-border trade in financial services and loss of customers. The Financial Services and Markets Act 2023 (“FSMA”) revokes retained EU law on financial services and markets and gives HM Treasury broad powers to make regulations restating and revising that law and designating additional activities for regulation in the UK.

Page 11 of 23
General changes in government, central bank or regulatory policy, or changes in regulatory regimes may influence investor decisions in particular markets in which the Group operates, and which may change the structure of those markets and the products offered or may increase the costs of doing business in those markets.
4.The Group is subject to the risk of having insufficient capital resources and/or not meeting liquidity requirements
If the Group has, or is perceived to have, a shortage of regulatory capital and/or is, or is perceived to be, unable to meet its regulatory minimum liquidity requirements, then it may be subject to regulatory interventions and actions and may suffer a loss of confidence in the market with the result that access to sources of liquidity and funding may become constrained, more expensive or unavailable. This, in turn, may affect the Group’s capacity to continue its business operations, pay future dividends and make other distributions or pursue acquisitions or other strategic opportunities, impacting future growth potential.
See also the risk factor above entitled “Economic and Financial Risks - The Group’s businesses are subject to inherent and perceived risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited”.
A shortage of capital could arise, including from (i) a depletion of the Group’s capital resources through increased costs or liabilities and reduced asset values which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks and other risks; and/or (ii) changes to the actual level of risk faced by the Group requiring higher capital to be held;
and/or (iii) changes required by legislation or set by the regulatory authorities increasing the amount of minimum capital requirements and/or the risk weightings applicable to its assets.
If, in response to higher capital requirements or a shortage, or perceived shortage, of regulatory capital, the Group raises additional capital through the issuance of shares, existing shareholders may experience a dilution of their holdings. If a capital or debt instrument is converted to ordinary shares as a result of a trigger within the contractual terms of the instrument or through the exercise of statutory powers then, depending upon the terms of the conversion, existing shareholders may experience a dilution of their holdings. Separately, the Group may address a shortage of capital by acting to reduce leverage exposures and/or risk-weighted assets, for example by way of business disposals. Such actions may impact the profitability of the Group.
Whilst the Group monitors current and expected future capital requirements, minimum requirements for own funds and eligible liabilities (“MREL”), leverage and liquidity requirements, and seeks to manage and plan its prudential position accordingly and on the basis of current assumptions regarding future regulatory requirements, there can be no assurance that the assumptions will be accurate in all respects or that it will not be required to take additional measures to strengthen its capital, MREL, leverage or liquidity position. Market expectations as to capital and liquidity levels may also increase, driven by, for example, the capital and liquidity levels (or targets) of peer banking groups.
The Group’s borrowing costs and access to capital markets, as well as its ability to lend or carry out certain aspects of its business, could also be affected by future prudential regulatory developments in the UK and in other jurisdictions to which the Group has exposure.
Any of the risks mentioned above could have a material adverse effect on the Group’s capital resources and/or liquidity, results of operations, its ability to continue its business operations and its financial condition or prospects. Please also see “Economic and Financial Risks – The Group’s businesses are subject to inherent and perceived risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited”.

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5.The Group must comply with anti-money laundering, counter terrorist financing, anti-bribery, fraud and sanctions regulations
The Group is required to comply with applicable anti-money laundering, anti-terrorism, sanctions, anti-bribery and other laws and regulations in the jurisdictions in which it operates. These extensive laws and regulations require the Group, amongst other things, to adopt and enforce “know your customer” policies and procedures and to report suspicions of money laundering and terrorist financing, and in some countries specific transactions to the applicable regulatory authorities. These laws and regulations, which are not always consistent across jurisdictions, have become increasingly complex and detailed, require robust systems and sophisticated monitoring and compliance personnel, and have become the subject of enhanced government and regulatory supervision. The
Group prohibits relationships and transactions related to jurisdictions and persons (including individuals, vessels, aircrafts, and entities) that are the subject of sanctions administered by relevant competent authorities including the United Kingdom (including by the Office of Financial Sanctions Implementation), the United States (including by the Office of Foreign Assets Control of the US Department of the Treasury), the European Union, and the
United Nations Security Council. This is reflected in a Group-wide economic crime prevention policy, which is reviewed regularly. Where relationships and transactions involving sanctions are identified through the Group’s sanctions control framework, they are reported to the relevant regulatory body. Furthermore, failure to comply with trade and economic sanctions, both primary and secondary (which are frequently subject to change by relevant governments and agencies in the jurisdictions in which the Group operates), may result in the imposition of fines and other penalties on the Group, including the revocation of licences.
The Group has adopted policies and procedures aimed at detecting and preventing the use of its banking network and services for money laundering, financing terrorism, bribery, tax evasion, human trafficking, modern day slavery, wildlife trafficking and related activities. These controls, however, may not eliminate instances where third parties seek to use the Group’s products and services to engage in illegal or improper activities. In addition, the Group, to a large degree, relies upon its relevant counterparties to maintain and properly apply their own appropriate anti-
money laundering procedures. Such measures, procedures and compliance may not be effective in preventing third parties from using the Group (and its relevant counterparties) as a conduit for money laundering and terrorist financing (including illegal cash operations) without the Group’s (and its relevant counterparties’) knowledge. In the course of its business, the Group engages in discussions with the PRA, FCA and other UK and overseas regulators on a range of matters including in relation to anti-money laundering. If the Group is associated with, or even accused of being associated with, or becomes a party to, money laundering or terrorist financing, its reputation could suffer and it could become subject to fines, sanctions and/or legal enforcement (including being added to any “restricted lists” that would prohibit certain parties from engaging in transactions with the Group) as well as claims and allegations, any one of which could have a material adverse effect on its results of operations, financial condition and prospects.
The Group is also exposed to risk of fraud and other criminal activities (both internal and external). Fraudsters may target any of the Group’s products, services and delivery channels, including lending, internet banking, payments, bank accounts and cards. Fraud losses and their impacts on customers and the wider society are now an increasing priority for consumer groups, regulators and the UK Government. This may result in financial loss to the Group and/
or its customers, poor customer experience, reputational damage, potential litigation and regulatory proceedings.
Any weakness in the Group’s processes, systems or security could have an adverse effect on the Group’s results and negatively impact customers, which may lead to an increase in complaints and damage to the Group’s reputation and expose the Group to liability.

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6.The Group is subject to resolution planning requirements
In July 2019, the BoE and the Prudential Regulation Authority (“PRA”) published final rules for a resolvability assessment framework (the “Resolvability Assessment Framework”), and full implementation of the framework became effective from 1 January 2022. This requires the Group to carry out a detailed assessment of its preparations for resolution and publicly disclose this on a periodic basis. The BoE published the results of their second assessment of the Group’s preparations for resolution on 6 August 2024. The BoE identified one area for further enhancement and no shortcomings, deficiencies or substantive impediments to resolvability. The area for further enhancement is with respect to the Group’s approach to achieving the Adequate Financial Resources outcome, relating to the Group’s Valuations capabilities. The Group is committed to continue enhancing its capabilities and assurance and is working towards addressing the BoE’s findings and targeted work across resolution. In the event the outcome of future assessments as part of the Resolvability Assessment Framework result in the BoE identifying deficiencies or substantive impediments to resolvability, there may be further direction from the BoE to remove impediments to ensure the effective exercise of stabilisation powers which could affect the way in which the Group manages its business and ultimately impact the profitability of the Group. In addition, the public disclosure of the outcome of such assessments may affect the way the Group is perceived by the market which, in turn, may affect the secondary market value of securities issued by the Company and members of the
Group.
7.The Group is subject to regulatory actions which may be taken in the event of a bank or Group failure
Under the Banking Act 2009, as amended, (the “Banking Act”), substantial powers have been granted to HM
Treasury, the BoE, the PRA and the FCA (together, the “Authorities”) as part of the special resolution regime (the
“SRR”). These powers enable the Authorities to deal with and stabilise UK-incorporated institutions with permission to accept deposits (including members of the Group) and their parent entities (including the Company)
if they are failing or are likely to fail to satisfy certain threshold conditions.
The SRR consists of five stabilisation options: (i) mandatory transfer of all or part of the business of the relevant entity or the shares of the relevant entity to a private sector purchaser; (ii) transfer of all or part of the business of the relevant entity to a “bridge bank” established and wholly owned by the BoE; (iii) transfer of all or part of the relevant entity or “bridge bank” to an asset management vehicle; (iv) bail-in of the relevant entity’s equity, capital instruments and liabilities; and (v) temporary public ownership of the relevant entity. HM Treasury may also take a parent company of a relevant entity into temporary public ownership where certain conditions are met. Certain ancillary powers include the power to modify contractual arrangements in certain circumstances.
Under the Banking Act, powers are granted to the BoE which include, but are not limited to: (i) a mandatory
“write-down and conversion power” relating to Tier 1 and Tier 2 capital instruments and (ii) a “bail-in” power relating to the capital instruments and the vast majority of unsecured liabilities (including the senior unsecured debt securities issued by the Group). Such loss absorption powers give the BoE the ability to write-down or write-
off all or a portion of the claims of certain securities of a failing institution or group and/or to convert certain debt claims into another security, including ordinary shares of the surviving group entity, if any. Such resulting ordinary shares may be subject to severe dilution, transfer for no consideration, write-down or write-off. The Banking Act specifies the order in which the mandatory write-down and conversion power and the bail-in tool should be applied, reflecting the hierarchy of capital instruments in accordance with the PRA Rulebook and related policies and legislation, with certain amendments for the Capital Requirements Regulation and otherwise respecting the hierarchy of claims in an ordinary insolvency. Furthermore, the BoE has published a statement in regards to the UK creditor hierarchy which explains that the UK’s bank resolution framework has a clear statutory order in which shareholders and creditors would bear losses in a resolution or insolvency scenario and that Additional Tier 1 instruments rank ahead of CET1 and behind Tier 2 in the hierarchy. Holders of such instruments should expect to be exposed to losses in resolution or insolvency in the order of their positions in this hierarchy. Moreover, the
Banking Act and secondary legislation made thereunder provides certain limited safeguards for creditors in specific circumstances. For example, a holder of debt securities issued by the Company should not suffer a worse outcome as a result of resolution proceedings than it would in insolvency proceedings. However, this “no creditor worse off”
safeguard may not apply in relation to an application of the write-down and conversion power in circumstances where a stabilisation power is not also used. The exercise of mandatory write-down and conversion power, or other stabilisation powers under the Banking Act, or any suggestion of such exercise could materially adversely affect the rights of the holders of equity and debt securities and the price or value of their investment and/or the ability of the Group to satisfy its obligations under such debt securities.

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The BoE also has powers to amend the terms of contracts (for example, varying the maturity of a debt instrument)
and to override events of default or termination rights that might be invoked as a result of the exercise of the resolution powers, which could have a material adverse effect on the rights of holders of the equity and debt securities issued by the Group, including through a material adverse effect on the price of such securities. The
Banking Act also gives the BoE the power to override, vary or impose contractual obligations between a UK bank, its holding company and its group undertakings for reasonable consideration, in order to enable any transferee or successor bank to operate effectively. There is also power for HM Treasury to amend the law (excluding provisions made by or under the Banking Act) for the purpose of enabling it to use the regime powers effectively, potentially with retrospective effect.
The determination that securities and other obligations issued by the Group will be subject to loss absorption is likely to be inherently unpredictable and may depend on a number of factors which may be outside of the Group’s control. This determination will also be made by the BoE and there may be many factors, including factors not directly related to the Company or the Group, which could result in such a determination. Because of this inherent uncertainty and given that the relevant provisions of the Banking Act remain largely untested in practice, it will be difficult to predict when, if at all, the exercise of a loss absorption power may occur which would result in a principal write-off or conversion to other securities, including the ordinary shares of the Company. Moreover, as the criteria that the BoE will be obliged to consider in exercising any loss absorption power provide it with considerable discretion, holders of the securities issued by the Group may not be able to refer to publicly available criteria in order to anticipate a potential exercise of any such power and consequently its potential effect on the
Group and the securities issued by the Group.
Potential investors in the securities issued by the Group should consider the risk that a holder may lose some or all of its investment, including the principal amount plus any accrued interest, if such statutory loss absorption measures are acted upon. The Banking Act provides that, other than in certain limited circumstances set out in the
Banking Act, extraordinary governmental financial support will only be available to the Group as a last resort once the write-down and conversion powers and resolution tools referred to above have been exploited to the maximum extent possible. Accordingly, it is unlikely that investors in securities issued by the Company will benefit from such support even if it were provided.
Holders of the Group’s securities may have limited rights or no rights to challenge any decision of the BoE or HM
Treasury to exercise the UK resolution powers or to have that decision reviewed by a judicial or administrative process or otherwise. Accordingly, trading behaviour in respect of such securities is not necessarily expected to follow the trading behaviour associated with other types of securities that are not subject to such resolution powers. Further, the introduction or amendment of such resolution powers, and/or any implication or anticipation that they may be used, may have a significant adverse effect on the market price of such securities, even if such powers are not used.
The MREL applies to UK financial institutions and mandates the issuance of a minimum level of own funds and eligible liabilities that are capable of being written-down or converted to equity in order to prepare a financial institution or its group for a potential failure. From 1 January 2022, the Group has been required to maintain a minimum level of MREL resources in line with the BoE’s MREL statement of policy (“MREL SoP”), being the higher of two times the sum of Pillar 1 and Pillar 2A, or two times the applicable leverage ratio requirement.
In addition, the Group’s costs of doing business may increase by amendments made to the Banking Act in relation to deposits covered by the UK Financial Services Compensation Scheme (the “FSCS”). The Group contributes to compensation schemes such as the FSCS in respect of banks and other authorised financial services firms that are unable to meet their obligations to customers. Furthermore, any future reforms to increase the deposit protection limits, or more broadly, to enhance the SRR could have cost implications for the banking industry as a whole. The ultimate cost to the industry, which will also include the cost of any compensation or recapitalisation payments made by the FSCS and, if necessary, the cost of meeting any shortfall after recoveries on the borrowings entered into by the FSCS, remains uncertain but may be significant and may have a material effect on the Group’s business, results of operations or financial condition.

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8.Failure to manage the risks associated with changes in taxation rates or applicable tax laws, or misinterpretation of such tax laws, could materially adversely affect the Group’s results of operations, financial condition or prospects
Tax risk is the risk associated with changes in taxation rates, applicable tax laws, misinterpretation of such tax laws, disputes with relevant tax authorities in relation to historic transactions or conducting a challenge to a relevant tax authority. Failure to manage this risk adequately could cause the Group to suffer losses due to additional tax charges and other financial costs including penalties. Such failure could lead to adverse publicity, reputational damage and potentially costs materially exceeding current provisions, in each case to an extent which could have an adverse effect on the Group’s results of operations, financial condition or prospects.
Business and operational risks
1.The Group is exposed to operational risks, including the failure to build sufficient resilience into business operations, and underlying infrastructure and controls, as well as risks which may arise as a result of the failure of third party services
The Group defines operational risks, as the risk of actual or potential impact to the Group (financial and/or non-
financial) resulting from inadequate or failed internal processes, people, and systems or from external events.
Resilience is core to the management of operational risk within the Group to ensure that business processes
(including those that are outsourced) can withstand operational risks and can respond to and meet customer and stakeholder needs when continuity of operations is compromised. The Group’s businesses are dependent on the accurate and efficient processing and reporting of, and of the Group’s compliance with, a high volume of complex transactions across a diverse set of products and services. These products, services and transactions are in different currencies and subject to different legal and regulatory regimes. Any weakness or errors in these processes or systems or any non-compliance could lead to an impact on the Group’s results, the reporting of such results, the ability to deliver appropriate customer outcomes which may lead to an increase in complaints, litigation, enforcement action and/or damage to the reputation of the Group, or impact the Group’s financial performance.
Specifically, failure to develop, deliver or maintain effective IT solutions could lead to a material impact on customer service and business operations. Any prolonged loss of service availability could limit the Group’s ability to comply with its obligations and to provide products and services safely to its customers, effectively and efficiently which, could lead to customer redress and could cause longer term damage to the Group’s brand. See
“Business and Operational Risks – The Group’s business is subject to risks related to cybercrime, technological failure and emerging technologies”.
The Group uses a range of third party suppliers to support the delivery of its strategy, products and services. These third party suppliers also expose the Group to operational risk, including through their own supplier relationships, internal processes, people and systems. Failure to appropriately manage and oversee these third party risks could impact the Group’s ability to effectively achieve its customer, operational or business needs and could have a material effect on the Group’s business and financial position. Whilst the Group undertakes assurance and oversight of its suppliers to mitigate these risks, it remains possible that these risks could result in: a failure, delay or disruption in the provision of services to customers or adversely impact the performance by the Group, the
Group facing unanticipated financial or reputational harm, or becoming subject to litigation or regulatory investigations and actions. Changing these third party vendors or moving critical services from one provider to another could pose additional transition risk.
2.The Group is exposed to conduct risk
The Group is exposed to various forms of conduct risk. Conduct risk arises when the Group’s activities, behaviours, strategies, or business planning negatively impact customer outcomes, undermine market integrity, or distort competition. These risks can lead to regulatory action, reputational damage, and financial loss.

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Sources of conduct risk include: (i) customer outcomes (products and services that do not provide fair value and good outcomes, potentially causing customer harm; processes and systems that fail to consider customer needs, resulting in poor outcomes; unclear, misleading, or untimely customer communications that affect decision-
making; ineffective complaint handling or inadequate support for vulnerable customers); (ii) governance and culture (a culture that is not sufficiently customer-centric, leading to improper decisions; incentive and reward schemes that encourage behaviours harmful to customers; outsourcing to third parties without adequate oversight or alignment with the Group’s standards, creating inconsistent outcomes); (iii) regulatory and market (mis-selling of financial products, which may require process changes, product withdrawal, or customer restitution; conduct that could constitute market abuse, distort competition, or create conflicts of interest); (iv) colleague conduct
(colleague behaviours that have an adverse impact on customer, colleagues and the market; colleague misconduct that has a material impact on the Group’s reputation).
Failure to manage these risks effectively can result in: (i) regulatory censure and enforcement actions, (ii)
reputational damage and loss of customer trust, (iii) financial penalties and costly remediation programs, (iv)
material adverse effects on the Group’s operations, financial condition, or prospects. Please also see “Regulatory and legal risks – The financial impact of legal or other proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances.”
3.The Group’s business is subject to risks related to new and emerging technologies
The Group faces risks related to innovation with new technologies, such as AI. AI can play an important role for businesses by improving customer service, increasing personalisation, or streamlining operational processes.
However, the use of AI amplifies risks across existing risk categories and introduces new operational and competitive risks. The Group’s control and governance framework needs to keep pace with evolving technology as the Group must protect privacy and ensure ethical processing of data to maintain customer and regulator trust and comply with data protection legislation and regulation.
The Group faces the risk of falling behind industry peers if finance industry participants adopt AI more effectively or rapidly. Failure to keep pace with industry innovation could result in loss of business opportunities and erosion of the Group’s competitive standing. AI adoption is a key element of the Group’s strategy which is necessary to maintain market position and support digitisation goals.
The regulatory landscape for AI is rapidly evolving and varies significantly across jurisdictions, for example, the
European Union has adopted the EU AI Act, while the United States currently lacks a comprehensive federal framework. This uncertainty creates challenges and potentially increases the legal and regulatory risk as the Group must monitor and adapt to new and changing requirements in multiple regions, including data privacy, transparency, model governance, and sector-specific obligations.
As finance industry participants are increasingly incorporating AI into their processes and systems, the risk of AI-
powered cyberattacks, and data and information leaks is correspondingly increasing. The Group’s or the Group’s customers’ sensitive, proprietary, or confidential information could be leaked, disclosed, or revealed as a result of or in connection with the Group’s or third-party providers’ use of generative or other AI technologies. Any such information that the Group inputs into a third-party generative or other AI or machine learning platform could potentially be revealed to others, including if information is used to train the third party’s AI models. Additionally, where an AI model ingests personal information and makes connections using such data, those technologies may reveal other sensitive, proprietary, or confidential information generated by the model.
Other risks caused by the use of AI include, among others, those inherent to the models such as potential bias and errors, legal risks such as IP Copyright risk and malicious risk, colleague risk such as misuse of AI, and customer risks such as discrimination and vulnerable customer misidentification. Furthermore, the increasing development of agentic AI systems introduces additional layers of risk across all risk types and challenges in how these are governed.
In addition to risks associated with AI, the Group is exposed to risks arising from other emerging technologies in the financial sector, including cryptocurrencies and digital assets. Uncertainty regarding the regulation, classification, taxation, and permissible uses of digital assets may result in legal or compliance risks, as well as potential enforcement actions. Furthermore, the volatility and operational complexity of cryptocurrencies, digital assets and related technologies may expose the Group to heightened financial, cybersecurity, and reputational risks.

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4.The Group’s business is subject to risks related to cybercrime and technological failure
Cyber-threats are constantly evolving and increasing in terms of complexity, frequency, impact and severity. The financial sector remains a primary target for cybercriminals. Attempts are made on a regular basis to compromise the Group’s IT systems and services, and to steal customer and bank data. Additionally, internal and external malicious threat actors (e.g. “hacktivists”, organised crime, nation-state or insiders) may also fraudulently attempt to induce employees, customers, third party providers or other users who have access to Group’s systems to disclose sensitive information in order to gain access to the Group’s data or that of customers or employees.
Moreover, the Group does not have direct control over the cybersecurity of the systems of its clients, customers, counterparties and third party service providers and suppliers, limiting the Group’s ability to effectively defend against certain threats. Cybersecurity and information security events can derive from groups or factors such as:
internal or external threat actors, human error, fraud or malice on the part of the Group’s employees or threat actors, including third party providers, or may result from accidental technological failure. Additionally, remote working arrangements, which emerged during the COVID-19 pandemic and are continuing for many of the Group’s and third party providers’ employees, place heavy reliance on the IT systems that enable remote working and may increase exposure to fraud, conduct, operational and other risks and may place additional pressure on the Group’s ability to maintain effective internal controls and governance frameworks. Common types of cyber attacks include, but are not limited to, deployment of malware to obtain covert access to systems and data; ransomware attacks that render systems and data unavailable through encryption; denial of service and distributed denial of service
(“DDoS”) attacks; infiltration via business email compromise; social engineering, including phishing, vishing and smishing; automated attacks using botnets; and credential validation or stuffing attacks using login and password pairs from unrelated breaches.
A successful cyber attack or technological failure may impact the confidentiality or integrity of the Group’s or its clients’, employees’ or counterparties’ information or the availability of services to customers. As a result of such an event or a failure in the Group’s cybersecurity policies, the Group could experience a major disruption in operations, material financial loss, loss of competitive position, regulatory actions, inability to deliver customer services, breach of client contracts, loss of data or other sensitive information (including as a result of an outage), reputational harm or legal liability, which, in turn, could have a material adverse effect on its results of operations, financial condition or prospects.
The Group may be subject to litigation, sanctions and/or financial losses that are either not insured against fully or not fully covered through any insurance that it maintains. The Group may be required to spend additional resources to notify or compensate customers, modify its protective measures, investigate and remediate vulnerabilities or other exposures, reinforce the due diligence of and revisit its working relationship with third party providers and develop and evolve its cybersecurity controls in order to minimise the potential effect of such attacks. Regulators in the UK, US, Europe and Asia continue to recognise cybersecurity as an important systemic risk to the financial sector and have highlighted the need for financial institutions to improve their monitoring and control of, and resilience (particularly of critical services) to cyber attacks, and to provide timely notification of them, as appropriate. In accordance with the Data Protection Act 2018 and the European Union Withdrawal Act
2018, the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit) Regulations 2019,
as amended by the Data Protection, Privacy and Electronic Communications (Amendments Etc.) (EU Exit)
Regulations 2020 (“UK Data Protection Framework”), the EU General Data Protection Regulation and European
Banking Authority (“EBA”) Guidelines on ICT and Security Risk Management the Group is required to ensure it implements timely, appropriate and effective organisational and technological safeguards against unauthorised or unlawful access to the data of the Group, its customers and its employees. In order to meet this requirement, the
Group relies on the effectiveness of its internal policies, controls and procedures to protect the confidentiality, integrity and availability of information held on its IT systems, networks and devices as well as with third parties with whom the Group interacts. A failure to monitor and manage data in accordance with the UK Data Protection
Framework and EBA guidelines may result in financial losses, regulatory fines and investigations and associated reputational damage.
The Group expects greater regulatory engagement, supervision and enforcement to continue at a high level in relation to its overall resilience to withstand IT-related disruption, either through a cyber attack or some other disruptive event. With increased regulatory engagement, including the EU AI Act 2024 and EU Digital Operational
Resilience Act (“DORA”), supervision and enforcement is uncertain in relation to the scope, cost, consequence and the pace of change, which could negatively impact the Group. Due to the Group’s reliance on technology and the increasing sophistication, frequency and impact of cyber attacks, such attacks may have a material adverse impact on the Group, its business, results of operations and outlook.

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5.The Group is subject to the financial and non-financial risks related with ESG matters, for example, climate change and human rights issues
The risks associated with environmental, social and governance (“ESG”) matters remain a key focus for governments, regulators, investors, consumer groups and wider society, both in the UK and internationally. This covers topics across environmental (including climate change, as well as biodiversity and loss of natural capital);
social (including human rights issues, financial inclusion, and workforce diversity and inclusion and employee wellbeing); and governance (including board diversity, culture and ethics, executive compensation, management structure, employee conduct, data privacy and whistleblowing) matters.
The UK has set legislation to meet Net Zero by 2050, and, in line with this legislation, the Group has set several ambitions across its own operations, supply chain and lending and investments to support the decarbonisation of its business. Making the changes necessary to achieve these ambitions may necessitate material and accelerated changes to the Group’s business, operating model and existing exposures, including potential reductions to its exposure to customers that do not align with a transition to a net zero economy or do not have a credible transition plan, which may have a material adverse effect on the Group’s ability to achieve its financial targets and generate sustainable returns. In addition, the Group’s ability to achieve these ambitions, targets and commitments will depend on many factors and uncertainties beyond the Group’s direct control. These include the macroeconomic environment, the extent and pace of climate change, including the timing and manifestation of physical and transition risks, the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers and other stakeholders to adapt and/or mitigate the impact of climate-related risks, changes in customer behaviour and demand, the challenges related with the implementation and integration of adoption policy tools, changes in the available technology for mitigation and adaptation, the availability of accurate, verifiable, reliable, consistent and comparable data. These internal and external factors and uncertainties will make it challenging for the Group to meet its climate ambitions, targets and commitments and there is a risk that all or some of them will not be achieved. Any delay or failure in setting, making progress against or meeting the
Group’s climate-related ambitions, targets and commitments may have a material adverse effect on the Group, its reputation, business, results of operations, outlook, market and competitive position and may increase the climate-related risks the Group faces.
The Group also recognises the need for a 'just transition', to ensure that the most disadvantaged members of society are not disproportionally affected by the transition to a net zero economy, for example, workers in industries that will be displaced by the transition will need to be considered and managed. Although the Group is actively seeking to further understand how it integrates ‘just transition’ considerations alongside its environmental sustainability strategy, including leveraging insight from external memberships such as the Financing Just Transition
Alliance, greater external attention on this subject could create risks, including potential reputational damage, for financial institutions, including the Group.
The move towards a low-carbon economy will also create transition risks, with widespread impacts across all sectors of the economy and markets in which the Group operates. The impact of the extensive commercial, technological, policy and regulatory changes required to achieve transition remains uncertain, but it is expected to be significant and may be disruptive across the global economy and markets. Some sectors such as property, energy (including oil and gas), mining, infrastructure, transport (including automotive and aviation) and agriculture are expected to be particularly impacted. These changes may cause the impairment of asset values, impact the creditworthiness of the Group’s customers, and impact defaults among retail customers (including through the ability of customers to repay their mortgages, as well as the impact on the value of the underlying property), which could result in currently profitable business deteriorating over the term of agreed facilities. They may also adversely affect a policyholder’s returns.

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Physical risks from climate change arise from a number of factors, relating to specific weather events and longer term shifts in the climate. The nature and timing of extreme weather events are uncertain but they are increasing in frequency and their impact on the economy is predicted to be more acute in the future. The potential impact on the economy includes, but is not limited to, lower GDP growth, higher unemployment and significant changes in asset prices and profitability of industries. Climate change related increases in risk could necessitate the withdrawal of cover from areas that become uninsurable due to extreme inundation risk, opening the Group up to reputational damage in its withdrawal of such support. These risks could also lead to deteriorating claims experience for the Group’s general insurance business, out of line with the original assessment of risk that was used to set price and capital adequacy. This could pose a threat to both profitability and the strength of the solvency position of the general insurance business. The physical risks could also lead to the disruption of business activity at customers’ locations. Damage to the Group customers’ properties and operations could disrupt business, impair asset values and negatively impact the creditworthiness of customers leading to increased default rates, delinquencies, write-offs and impairment charges in the Group’s portfolios. In addition, the Group’s premises and operations may also suffer physical damage due to weather events leading to increased costs and negatively affecting the Group’s business continuity and reputation.
In the UK, the PRA has updated supervisory expectations for how firms manage the financial risks related to climate change, as outlined in Supervisory Statement SS5/25. The Group must adequately embed the risks associated with climate change identified above into its risk framework to appropriately measure, manage and disclose the risks it faces as a result of climate change and the transition to a low-carbon economy. If it fails to adapt to the changing regulatory requirements and market expectations on a timely basis, this could have an adverse impact on the Group’s regulatory compliance, as well as its results of operations, financial condition, capital requirements and prospects.
Beyond climate change, understanding of the potential nature-related risks facing firms continues to evolve. This includes risks that can be represented more broadly by economic dependency on nature, with potential for significant economic impact. These risks arise when the provision of natural services such as water availability, air quality, and soil quality are compromised by overpopulation, urban development, increased sewage discharge, natural habitat and ecosystem loss and other environmental stresses beyond climate change. This is an evolving and complex area which requires collaborative approaches with partners, stakeholders and peers to help measure and mitigate negative impacts of financing activities on the environment and all living things within it, as well as supporting nature-based solutions, habitat restoration and biodiversity markets. These risks can manifest in a variety of ways, across all principal risk types, for both the Group and its customers.
There is also focus (and sometimes differing views) across investors, regulators, civil society and customers regarding how businesses address social issues, including tackling inequality, improving financial inclusion and access to finance, working conditions, workplace health, safety and employee wellbeing, workforce diversity and inclusion, data protection and management, human rights and supply chain management which may impact the
Group’s employees, customers, and their business activities and the communities in which they operate. The key human rights risks that currently impact the Group include discrimination, in particular with respect to its employees and customers, modern slavery, human rights and labour conditions in its supply chains, its investee companies and those of its customers. In respect of modern slavery, the Group continues to focus on related risks including, but not limited to, economic crime, external supplier risk, treatment of vulnerable customers and credit risk, implementing policies, controls and assurance activities with the aim of protecting customers most at risk, and upholding commitments to ethical and responsible practices as set out in the Group’s Modern Slavery Statement.
Failure to manage these risks may result in negative impacts on the Group’s people (both in terms of hiring and retention), its business and its reputation. Such failure could also lead to breaches of rapidly evolving legal and regulatory requirements and expectations in certain markets, and this could have reputational, legal and financial consequences for the Group.
In addition to regulatory expectations for climate-related risks, companies face evolving disclosure requirements for ESG-related risks, as covered in the risk factor entitled “Regulatory and legal risks - The financial impact of legal or other proceedings and regulatory risks may be material and is difficult to quantify. Amounts eventually paid may materially exceed the amount of provisions set aside to cover such risks, or existing provisions may need to be materially increased in response to changing circumstances”.

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There also remains ongoing focus on greenwashing risks that may arise if the Group is perceived to overstate, misrepresent, or inadequately substantiate its ESG commitments, practices, or product offerings. Further, the growing scrutiny from regulators, investors, and customers regarding the authenticity and transparency of ESG-
related claims increases the likelihood of these risks materialising. Changes in regulatory frameworks, public expectations, or industry standards could also amplify the impact of greenwashing allegations. Failing to meet or understand the growing number of requirements around sustainability-related reporting across different jurisdictions, including evolving US legislation, presents a risk to the Group’s compliance through its financial reporting. Such risks can lead to significant reputational damage, and potential regulatory or legal consequences, including fines, penalties or lawsuits.
ESG ratings from agencies and data providers which rate how the Group manages environmental, social and governance risks are increasingly influencing investment decisions or being used as a basis to compare the sustainability of financial services providers. Any reduction in the Group’s ESG ratings could have a negative impact on the Group’s reputation, influence investors’ risk appetite and impact on customers’ willingness to deal with the
Group.
6.The Group’s businesses are conducted in competitive environments, which are subject to ongoing regulatory scrutiny, and the Group’s financial performance depends upon management’s ability to respond effectively to competitive pressures and any regulatory developments
The markets for UK financial services, and the other markets within which the Group operates, remain competitive, and management expects the competition to continue to intensify. This expectation is due to a range of factors including: the growing involvement of large technology firms in financial services, competitor behaviour, new entrants to the market (including a number of new retail banks as well as non-traditional financial services providers), changes in customer needs, technological developments such as the growth of digital banking, new business models such as buy now pay later and the impact of regulatory actions. The Group’s financial performance and its ability to maintain existing or capture additional market share depends significantly upon the competitive environment and management’s response thereto.
In its final report as part of the Strategic Review of Retail Banking in 2022, the FCA recognised that the greater competition in retail banking is driving greater choice and lower prices for consumers and small businesses, despite the financial impact of the pandemic. This has particularly been seen in the mortgage and consumer credit markets where competition has intensified leading to lower yields.
Additionally, the internet, mobile and digital technologies are changing customer behaviour and the competitive environment. There has been a steep rise in customer use of mobile banking over the last several years. The Group faces competition from established providers of financial service as well as from banking business developed by non-financial companies, including technology companies with strong brand recognition.
The competitive environment can be, and is, influenced by intervention by the UK Government competition authorities. This includes the Competition and Markets Authority, which has launched several investigations directed at financial services in the past and, under new powers, has ongoing investigations into the supply of digital services by large technology firms with market power. In addition, the FCA has undertaken numerous market reviews, and/or European regulatory bodies and/or governments of other countries in which the Group operates, including in response to any perceived lack of competition within these markets. This may significantly impact the competitive position of the Group relative to its international competitors, which may be subject to different forms of government intervention.
As a result of any restructuring or evolution in the market, there may emerge one or more new viable competitors in the UK banking market or a material strengthening of one or more of the Group’s existing competitors in that market. Any of these factors or a combination thereof could have an impact on the profitability or prospects of the
Group.
7.The Group could fail to attract, retain and develop high calibre talent
The Group’s success depends on its ability to attract, retain and develop high calibre talent. Attracting additional and retaining existing skilled personnel is fundamental to the continued growth of the Group. Personnel costs, including salaries, continue to increase as the general level of prices and the standard of living increases in the countries in which the Group does business and as industry-wide demand for suitably qualified personnel increases.
No assurance can be given that the Group will successfully attract new personnel or retain existing personnel required to continue to grow its business and to successfully execute and implement its business strategy.

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8.The Group may fail to execute its ongoing strategic change initiatives, and the expected benefits of such initiatives may not be achieved on time or as planned
In order to maintain and enhance the Group’s strategic position, it continues to invest in new initiatives and programmes. The Group acknowledges the challenges faced with delivering these initiatives and programmes alongside the extensive agenda of regulatory and legal changes whilst safely operating existing systems and controls. The successful completion of these programmes and the Group’s other strategic initiatives requires complex judgements, including forecasts of economic conditions in various parts of the world, and can be subject to significant risks. For example, the Group’s ability to execute its strategic initiatives successfully may be adversely impacted by a significant global macroeconomic downturn, legacy issues, limitations in its management or operational capacity and capability or significant and unexpected regulatory change in the countries in which it operates.
Failure to execute the Group’s strategic initiatives successfully could have an adverse effect on the Group’s ability to achieve the stated targets and other expected benefits of these initiatives, and there is also a risk that the costs associated with implementing such initiatives may be higher than expected or benefits may be less than expected.
Both of these factors could materially adversely impact the Group’s results of operations, financial condition or prospects.
9.The Group may be unable to fully capture the expected value from acquisitions, which could materially and adversely affect its results of operations, financial condition or prospects
The Group may from time to time undertake acquisitions as part of its growth strategy. This has included the acquisition of Curve (which is expected to complete in the first half of 2026, subject to regulatory approval) to expand its mobile payment services, and the full acquisition of Schroders Personal Wealth (undergoing rebranding as “Lloyds Wealth”), the wealth management and advice business previously operated as a Joint Venture with
Schroders Group. Acquisitions that the Group has made or makes in the future could subject it to a number of risks, such as: (i) the rationale and assumptions underlying the business plans supporting the valuation of a target business may prove inaccurate, in particular with respect to synergies and expected commercial demand; (ii) the
Group may fail to successfully integrate any acquired business, including its technologies, products and personnel;
(iii) the Group may fail to retain key employees, customers and suppliers of any acquired business; (iv) the Group may be required or wish to terminate pre-existing contractual relationships, which could prove costly and/or be executed at unfavourable terms and conditions; (v) the Group may fail to discover certain contingent or undisclosed liabilities in businesses that it acquires, or its due diligence to discover any such liabilities may be inadequate; and (vi) it may be exposed to new or increased regulatory risk or it may be necessary to obtain regulatory and other approvals in connection with certain acquisitions and there can be no assurance that such approvals will be obtained and even if granted, that there will be no burdensome conditions attached to such approvals, all of which could materially and adversely affect the Group’s results of operations, financial conditions or prospects.
10.The Group’s financial statements are based, in part, on assumptions and estimates
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to accounting estimates are recognised in the period in which the estimate is revised and in any future periods affected.
The consolidated financial statements are prepared using judgements, estimates and assumptions based on information available at the reporting date. If one or more of these judgements, estimates and assumptions is subsequently revised as a result of new factors or circumstances emerging, there could be a material adverse effect on the Group’s results of operations, financial condition or prospects and a corresponding impact on its funding requirements and capital ratios.

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11.The Company may not have sufficient liquidity to meet its obligations, including its payment obligations with respect to its external debt securities
The Company is a non-operating holding company.
The Company’s payment obligations largely relate to its externally issued debt securities. Any market risk, arising as the result of mismatches between the Company’s liabilities and assets is managed through collateralised derivative hedges, which may also give rise to payment obligations.
The principal sources of the Company’s income are, and are expected to continue to be, distributions from operating subsidiaries which also hold the principal assets of the Group, and income from investments in securities issued from its operating subsidiaries. As a separate legal entity, the Company relies on such income in order to be able to meet its obligations, and to create distributable reserves for payment of dividends to ordinary shareholders.
The ability of the Company’s subsidiaries (including subsidiaries incorporated outside the UK) to pay dividends and the Company’s ability to receive income from its investments in other entities will also be subject not only to their financial performance but also to applicable local laws and other restrictions. These restrictions could include, among others, any regulatory requirements, leverage requirements, any statutory reserve requirements and any applicable tax laws. There may also be restrictions as a result of current or forthcoming ring-fencing requirements, including those relating to the payment of dividends and the maintenance of sufficient regulatory capital on a sub-
consolidated basis at the level of the ring-fenced bank sub-group. These laws and restrictions could limit the payment of dividends and distributions to the Company by its subsidiaries and any other entities in which it holds an investment from time to time, which could restrict the Company’s ability to meet its obligations and/or to pay dividends to ordinary shareholders.
There is potential for liquidity risk at the Company, whereby in a stress scenario it is unable to meet its payment obligations, even if the Group as a whole and its operating subsidiaries are solvent, if income or distributions from operating subsidiaries are restricted or collateral is required to be posted on the Company’s derivative hedges due to market movements. Please also see “The Group’s businesses are subject to inherent and perceived risks concerning liquidity and funding, particularly if the availability of traditional sources of funding such as retail deposits or the access to wholesale funding markets becomes more limited” and “The Group is subject to the risk of having insufficient capital resources and/or not meeting liquidity requirements”.
12.The Company may not pay a dividend on its ordinary shares in any given financial/calendar year
The determination of the Board of Directors of the Company (the “Board”) in any given year of whether the
Company can or should pay a dividend on its ordinary shares, or the amount of such dividend, is subject to a number of factors.
In addition, specific measures, have been, and may continue to be taken by regulators to restrict distributions for example in times of significant economic uncertainty.
The Board must determine the optimum level of investment to foster growth responsibly and to fund investment initiatives in the business, including organic growth or growth through acquisitions as part of its growth strategy, as well as the appropriate level of capital for the Group to retain to meet current and evolving regulatory requirements and to cover uncertainties.
These determinations will change year to year based on the performance of the Group’s business in general, factors affecting its financial position (including capital, funding, liquidity and leverage), the economic environment in which the Group operates, the contractual terms of certain of the Group’s regulatory capital securities and other factors outside of the Group’s control, which could arise as a result of the crystallisation of credit-related risks, regulatory and legal risks, business and economic risks, operational risks, financial soundness-related risks and other risks described herein, many of which may impact the amount of capital that is generated over the course of the year. The Board’s decisions in relation to these matters will have an impact on the ability of the Company to pay a dividend on its ordinary shares in any given year.

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13.Volatility in the price of the Company’s ordinary shares may affect the value of any investment in the
Company
The market price of the Company’s ordinary shares could be volatile and subject to significant fluctuations due to various factors, some of which may be unrelated to the Group’s operating performance or prospects. These include economic or political disruption in the main jurisdictions in which the Group operates, any regulatory changes affecting the Group’s operations, developments in the industry or its competitors, the operating and share price performance of other companies in the industries and markets in which the Group operates, the potential placing of large volumes of the Company’s ordinary shares in the market or buyback of significant volume of the
Company’s ordinary shares from the market, or speculation about the Group’s business in the press, media or investment communities. Furthermore, the Group’s results of operations and prospects from time to time may vary from the expectations of rating agencies, market analysts or investors. Any of these events could result in volatility in the market prices of the Company’s ordinary shares. In general, prospective investors should be aware that the value of an investment in the Company’s ordinary shares may go down as well as up.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LLOYDS BANKING GROUP plc

By:	/s/ William Chalmers
Name:	William Chalmers
Title:	Chief Financial Officer
Dated:	29 January 2026